Phoenix Capital Group Holdings, LLC

18575 Jamboree Road, Suite 830

Irvine, California 92612

March 29, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Claudia Rios

 Daniel Morris

Re:	Phoenix Capital Group Holdings, LLC

Post-Qualification Amendment to Offering Statement on Form 1-A

Filed March 18, 2024

File No. 024-11723

To Whom It May Concern:

On behalf of the Company, I respectfully request that the qualification date of the post-qualification amendment to the offering statement be accelerated and that the offering statement be declared qualified on March 29, 2024 at 12:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lindsey Wilson
Name: Lindsey Wilson
Title: Manager and Chief Operating Officer